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                              January 25, 2024

       Andrew Page
       Chief Financial Officer
       Amer Sports, Inc.
       Cricket Square, Hutchins Drive
       P.O. Box 2681
       Grand Cayman, KY1-1111
       Cayman Islands

                                                        Re: Amer Sports, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 22,
2024
                                                            File No. 333-276370

       Dear Andrew Page:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

       Form F-1/A

       Capitalization, page 81

   1. We note the significant increase in accumulated (deficit)/profit between the "actual" and
                                                        "as adjusted" columns
of your capitalization table. We further note from your statements of changes in
shareholders' equity (deficit) on pages F-6 and F-31 that the accumulated deficit balance
includes not only net losses for the period but also capital contributions and components of other
comprehensive income, including foreign currency
                                                        translation. Please
tell us how your aggregation of these amounts within the accumulated deficit balance
complies with IAS 1, particularly paragraphs 78(e), 106, and 108. Also clearly disclose the
adjustments to each individual equity line item within the footnotes to your capitalization
table.
 Andrew Page
Amer Sports, Inc.
January 25, 2024
Page 2
General

2. Please identify the parties that indicated interest in purchasing shares in the IPO and ensure that your disclosure on this topic is consistent throughout the prospectus. For example, on the cover, you indicate that entities "affiliated with" Anta Sports, Anamered, and Tencent, have indicated an interest in purchasing shares in the IPO but elsewhere, such as on page 17, you disclose that ANTA Sports, Anamered and Tencent have indicated interest.
       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameAndrew Page                                 Sincerely,
Comapany NameAmer Sports, Inc.
                                                              Division of
Corporation Finance
January 25, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName